Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

AXTEL ANNOUNCES STOCK SPLIT

•	Three-to-one stock split expected to take place during September.

San Pedro Garza García, Mexico, September 4, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a Mexican fixed-line integrated telecommunications company announced the approval of a three for one split of the Company’s outstanding shares at the Company’s shareholders’ meeting held on Friday, August 31, 2007.

In order to increase the stock’s liquidity, by establishing a more appropriate price in the Mexican market, AXTEL will distribute three new shares in exchange for each existing share. Accordingly, additional Ordinary Participation Certificates, or CPOs, and American Depositary Shares, or ADSs, will be issued to represent the increase in the respective underlying securities. Each CPO represents a financial interest in seven Series B shares and each ADS represents seven CPOs.

AXTEL’s shareholders approved the issuance of 8,769,353,223 new shares, without modifying the Company’s capital.

The stock split is expected to occur during September, upon receiving final approvals of the Mexican Securities and Banking Commission and the Mexican Stock Exchange. The Company will announce the effective stock split date in due course. CPO and ADS holders are not required to take any action as the exchange and cancellation of shares and distribution of additional CPO’s and receipts representing ADSs will be carried out via the respective depositary institutions.

AXTEL, listed on the Mexican Stock Exchange since December 2005, reported $5,943 million pesos in revenue during the first six months of 2007, and 844,000 lines in service as of June 30, 2007.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 23 cities and long distance telephone services to business and residential customers in over 200 cities. The twenty-three cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico, Cuernavaca, Morelia, Merida, Xalapa and Hermosillo.

Visit AXTEL on the web at www.axtel.com.mx